13/11

03013781

TES
GE COMMISSION
Washington, D.C. 20549

BB 3/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOUNTAIN STATES INVESTMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12687 W. CEDAR DR. #340
(No. and Street)

LAKEWOOD (City) CO (State) 80228 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROL GREENLEE, VICE PRESIDENT 303-989-2095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN, GUNSAULS & O'DONNELL, PC
(Name – *if individual, state last, first, middle name*)

5590 E. YALE AVE, #201 (Address) DENVER (City) CO (State) 80222 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 05 2003 WASH, D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, CAROL GREENLEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOUNTAIN STATES INVESTMENT, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas A. Barr
5590 E. Yale Ave. #201
Denver, CO 08222
My Commission Expires 12/3/06

[Signature]
Signature

VICE PRESIDENT
Title

[Signature: Douglas A Barr]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOUNTAIN STATES INVESTMENTS, INC.

Financial Statements

December 31, 2002 and 2001

INDEX TO FINANCIAL STATEMENTS

	Page
Annual Audit Report Form X-17A-5, Part III	
Facing Page	1
Oath of Affirmation	2
Financial and Operational Combined Uniform Single Report, Part IIA	3-11
Independent Auditors' Report	12
Balance Sheets	13
Statements of Operations and Retained Earnings	14
Statements of Cash Flow	15
Notes to Financial Statements	16-18
Supplemental information:	
Supplemental Statements of Revenue and Expenses	20
Computation of Net Capital Under Rule 15c3-1	21
Reconciliation of Net Capital With That of the Registrant as Filed in Part IIA of Form X-17a-5	22
Information Relating to the Possession or Control Requirement under SEC Rule 15c3-3	23
Independent Auditors' Report on Material Inadequacies	24-25

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Mountain States Investments, Inc. [13]

SEC FILE NO.: 8-34288 [14]

FIRM I.D. NO.: 01-01-02 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

12687 W. Cedar Dr. #340 [20]
(No. and Street)

Lakewood [21] CO [22] 80228 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 12-31-02 [24]

AND ENDING (MM/DD/YY): [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Carol A. Greenlee [30]

(Area Code) — Telephone No.: 303-989-2095 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of Feb 2003

Manual signatures of:

1) Carol A. Greenlee
Principal Executive Officer or Managing Partner

2) Carol A. Greenlee
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Ryan, Gunsauls & O'Donnell, PC [70]

ADDRESS

5590 E. Yale Avenue, #201 [71]	Denver [72]	CO [73]	80222 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **N 3** [100]

Mountain States Investments, Inc.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-02 [99]

SEC FILE NO. 8-34288 [98]

Consolidated [198]

Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 44,258 [200]		$ 44,258 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	8,903 [300]	$ [550]	8,903 [810]
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	714 [680]	714 [920]
11. Other assets	1,000 [535]	2,274 [735]	3,274 [930]
12. TOTAL ASSETS	$ 54,161 [540]	$ 2,988 [740]	$ 57,149 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Mountain States Investment, Inc.

as of 12-31-02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	3,046 [1205]	[1385]	3,046 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 3,046 [1230]	$ [1450]	$ 3,046 [1760]

Ownership Equity		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1,000 [1792]
C. Additional paid-in capital		33,536 [1793]
D. Retained earnings		19,567 [1794]
E. Total		54,103 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 54,103 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 57,149 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Mountain States Investments, Inc. — as of 12-31-02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	54,103	3480
2. Deduct ownership equity not allowable for Net Capital			[19]	( )	3490
3. Total ownership equity qualified for Net Capital				54,103	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$		3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 2,988	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(2,988)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			[20] $	51,115	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	[18]	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	51,115	3750

OMIT PENNIES

[30]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12-31-02

Mountain States Investments, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 203	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 46,115	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) [22]	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 3,046	3790
17. Add:				
A. Drafts for immediate credit [21]	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 3,046	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 5.9%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23]	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MOUNTAIN STATES INVESTMENTS, INC.

For the period (MMDDYY) from [24] 1-1-02 [3932] to 12-31-02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 4,643	3935
b. Commissions on listed option transactions		[25]	3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		[25]	3955
5. Revenue from sale of investment company shares		165,603	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		17,029	3975
8. Other revenue		17,013	3995
9. Total revenue		$ 204,288	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		9,120	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		3,588	4195
15. Other expenses		199,435	4100
16. Total expenses		$ 212,143	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (7,855)	4210
18. Provision for Federal income taxes (for parent only)		[28]	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (7,855)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Mountain States Investments, Inc.

For the period (MMDDYY) from 1-1-02 to 12-31-02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 61,958	4240
A. Net income (loss)		(7,855)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 54,103	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period 30	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mountain States Investments, Inc. as of 12-31-02

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Fiserv Correspondent Services, Inc. 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Ryan, Gunsauls & O'Donnell, P.C.
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Mountain States Investments, Inc.
Lakewood, Colorado 80228

We have audited the accompanying balance sheets of Mountain States Investments, Inc. as of December 31, 2002 and 2001, and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain States Investments, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Ryan, Gunsauls & O'Donnell, P.C.

Denver, Colorado
January 24, 2003

MOUNTAIN STATES INVESTMENTS, INC.
BALANCE SHEETS
December 31, 2002 and 2001

ASSETS

	2002	2001
Current assets:		
Cash and cash equivalents	$ 44,258	$ 55,927
Commissions receivable, no allowance for doubtful accounts	8,903	10,675
Prepaid expenses	1,624	3,101
Total current assets	**54,785**	**69,703**
Property and equipment:		
Office equipment	10,296	10,296
Office furniture	6,136	5,341
	16,432	15,637
Less: Accumulated depreciation	(15,718)	(15,637)
Property and equipment, net	**714**	**-**
Other assets:		
Clearing deposits	1,000	1,000
Security deposits	650	650
Total other assets	**1,650**	**1,650**
Total assets	**$ 57,149**	**$ 71,353**

LIABILITIES AND STOCKHOLDER EQUITY

	2002	2001
Current liabilities:		
Commissions payable	$ 2,788	$ 9,113
Accrued payroll taxes	258	282
Total current liabilities	**3,046**	**9,395**
Total liabilities	**3,046**	**9,395**
Commitments and contingencies		
Stockholders' equity:		
Capital stock, $.01 par value, 500,000 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Additional paid in capital	33,536	33,536
Retained earnings	19,567	27,422
Total stockholders' equity	**54,103**	**61,958**
Total liabilities and shareholders' equity	**$ 57,149**	**$ 71,353**

See notes to financial statements.

MOUNTAIN STATES INVESTMENTS, INC.
Statements of Operation and Retained Earnings
For the Years Ended December 31, 2002 and 2001

	2002	2001
Commission revenue	$ 170,245	$ 205,333
General and administrative expenses	212,143	241,584
Loss from operations	**(41,898)**	**(36,251)**
Other income:		
Interest	1,016	2,252
Miscellaneous expense reimbursement	33,027	33,932
Total other income	34,043	36,184
Net loss	**(7,855)**	**(67)**
Retained earnings, beginning of year	27,422	31,095
Distributions to stockholders'	-	(3,606)
Retained earnings, end of year	**$ 19,567**	**$ 27,422**

See notes to the financial statements.

MOUNTAIN STATES INVESTMENTS, INC.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (7,855)	$ (67)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation	81	-
(Increase) decrease in:		
Commissions receivable	1,772	(6,788)
Prepaid expenses	1,477	(772)
Increase (decrease) in:		
Accounts payable	-	(429)
Commissions payable	(6,325)	5,789
Accrued payroll taxes	(24)	(8)
Net cash used in operating activities	**(10,874)**	**(2,275)**
Cash flows from investing activities:		
Purchase office furniture	(795)	-
Net cash used in investing activities	**(795)**	**-**
Cash flows from financing activities:		
Distributions to stockholders	-	(3,606)
Net cash used in financing activities	**-**	**(3,606)**
Net decrease in cash and cash equivalents	**(11,669)**	**(5,881)**
Cash and cash equivalents, beginning of year	55,927	61,808
Cash and cash equivalents,end of year	**$ 44,258**	**$ 55,927**

See notes to the financial statements.

MOUNTAIN STATES INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2002 and 2001

Note 1: Significant Accounting Policies

Nature of Business

Mountain States Investments, Inc. (the "Company") is a Colorado subchapter S Corporation founded in April 1985. The Company is a broker-dealer with the Securities and Exchange Commission and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company has assumed a "Fully Disclosed Correspondent Agreement" with Fiserv Correspondent Services, Inc. (Fiserv) whereby Fiserv functions as a clearing broker/dealer and maintains customer accounts on behalf of the Company.

Accounting

Assets, liabilities, revenues and expenses are recorded on the accrual basis of accounting for financial statement and income tax purposes. No allowance for doubtful accounts has been provided due to the method used to recognize commission receivables.

Revenue and Expenses

Commission revenue and expense is recorded on a settlement date basis, generally the third business day following the transaction date.

Property and Equipment

Office equipment and furniture are stated at cost, and depreciation is provided by use of straight line and accelerated methods of depreciation using estimated lives of five to seven years. Depreciation for the years ended December 31, 2002 and 2001 was $81 and $-0-, respectively.

Income Taxes

The Company has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. As such the net income or loss for the year will affect the income taxes payable by the individual shareholders. No provision has been made in these financial statements for the effect the net income (loss) may have on the income tax liabilities of the shareholders.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Note 1: Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. It is reasonably possible that the Partnership's estimates may change in the near term.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable is recorded net of allowances for expected losses. The allowance is estimated from historical performance and periodic review of the status of outstanding receivables. There was no allowance for the years ended December 31, 2002 and 2001.

Long-lived assets:

The Company's management assesses the carrying value of its long-lived assets for impairment when circumstances warrant such a review. If management determines that impairment has occurred, a loss is recognized based on the difference between the assets' carrying values over the estimated fair values. Based on its review, management does not believe that any impairment has occurred as of December 31, 2002.

Reclassifications

Certain reclassifications have been made to the 2001 financial statements to conform with the 2002 presentation.

Note 2: Operating Leases

The Company leases office space under a noncancelable operating lease. The aggregate rent expense was $12,773 for each of the years ended December 31, 2002 and 2001. The future minimum rental payments required under the leases are as follows:

Year ended December 31:

2003	$	10,971
Thereafter		-
Total	$	10,971

Note 3: Net Capital

The Company is subject to the Securities and Exchange Commissions Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ration would exceed 10 to 1). At December 31, 2002 and 2001, the Company had net capital of $51,115 and $58,207, respectively, which was in excess of its required capital by $46,115 and $53,207, respectively.

SUPPLEMENTAL INFORMATION

(See Independent Auditors' Report)

MOUNTAIN STATES INVESTMENTS, INC.
Supplemental Statements of Revenue and Expenses
Years ended December 31, 2002 and 2001

	2002		2001	
	Amount	Percent	Amount	Percent
Commission revenue	$ 170,245	100.0%	$ 205,333	100.0%
Commission expense	165,399	97.2%	194,060	94.5%
Commissions income net of commission expense	**4,846**	**2.8%**	**11,273**	**5.5%**
General and administrative expenses - excluding commission expense:				
Rent and overhead	12,773	7.5%	12,773	6.2%
Salaries	9,120	5.4%	9,120	4.4%
Printing and postage	4,346	2.6%	4,064	2.0%
Legal and accounting	4,275	2.5%	2,385	1.2%
DTN quote system	3,649	2.1%	3,248	1.6%
Fees and licenses	3,588	2.1%	3,656	1.8%
Telephone	3,274	1.9%	3,959	1.9%
Insurance	2,099	1.2%	2,989	1.5%
Office supplies and expense	1,596	0.9%	1,877	0.9%
Payroll taxes	757	0.4%	967	0.5%
Travel and entertainment	402	0.2%	892	0.4%
Contributions	300	0.2%	161	0.1%
Dues and subscriptions	265	0.2%	825	0.4%
Repairs and maintenance	125	0.1%	315	0.2%
Depreciation and amortization	81	0.0%	-	0.0%
Miscellaneous expense	71	0.0%	285	0.1%
Other taxes	23	0.0%	8	0.0%
Total general and administrative expenses - excluding commission expense	46,744	27.5%	47,524	23.1%
Loss from operations	**(41,898)**	**(24.6)%**	**(36,251)**	**(17.7)%**
Other income (expense):				
Interest	1,016	0.6%	2,252	1.1%
Miscellaneous expense reimbursement	33,027	19.4%	33,932	16.5%
Total other income (expense)	34,043	20.0%	36,184	17.6%
Net loss	$ **(7,855)**	**(4.6)%**	**(67)**	**0.0%**

See independent auditors' report.

MOUNTAIN STATES INVESTMENTS, INC.
Computations of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1
of the Securities and Exchange Commission
For the Years Ended December 31, 2002 and 2001

	2002	2001
Stockholders' equity	$ 54,103	$ 61,958
Nonallowable assets:		
Office equipment - net book value	714	-
Commissions receivable over 30 days old	-	-
Security deposits	650	650
Prepaid expenses	1,624	3,101
Total	2,988	3,751
Net Capital	**51,115**	**58,207**
Minimum net capital requirement	5,000	5,000
Net capital in excess of requirements	$ 46,115	$ 53,207

Aggregate Indebtedness

	2002	2001
Total aggregate indebtedness	$ 3,046	$ 9,395
Ratio of aggregate indebtedness to net capital	.18 to 1	.16 to 1

See independent accountants' report.

MOUNTAIN STATES INVESTMENTS, INC.
Reconciliation of the Computation of Net Capital
With That of the Registrant As Filed in
Part IIA of Form X-17A-5
December 31, 2002 and 2001

As of December 31, 2002 and 2001, no material differences exist between the audit report and Mountain States Investments, Inc.'s computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

See independent accountants' report.

MOUNTAIN STATES INVESTMENTS, INC.
Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3
December 31, 2002 and 2001

This rule is not applicable to Mountain States Investments, Inc. in that they are exempt due to the fact they are on a fully disclosed basis with a clearing broker or dealer.

See independent auditors' report.

Ryan, Gunsauls & O'Donnell, P.C.
Certified Public Accountants

Independent Auditor's Report on Material Inadequacies

To the Board of Directors
Mountain States Investments, Inc.
Lakewood, Colorado 80228

In planning and performing our audit of the financial statements and supplemental schedules of Mountain States Investments, Inc. (the "Company") for the years ended December 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Financial Services and Tax Advisors since 1954
5590 East Yale Avenue • Suite 201 • Denver, Colorado 80222 • 303.758.5558 • Fax 303.756.1741
admin@rgo-cpa.com • www.rgo-cpa.com
Member of American Institute of Certified Public Accountants • Member of Colorado Society of Certified Public Accountants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ryan, Gunsauls & O'Donnell, P.C.

Denver, Colorado
January 24, 2003